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                                 FLASHCOM, INC.
                                   LETTERHEAD



                               December 12, 2000




BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Flashcom, Inc.- Registration on Form S-1, Registration No.
                  333-36976


Dear Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Flashcom, Inc. (the "Registrant") hereby requests that its Registration Statement on Form S-1, Registration No. 333-36976 (the "Form S-1"), be withdrawn as soon as practicable.


         The reason for this request is that the proposed offering of shares of Common Stock which were to have been covered by the Form S-1 has been abandoned by the Registrant due to an adverse change in market conditions. The adverse market conditions have made it impossible to sell the shares of Common Stock at a price acceptable to the Registrant, or at all. No securities were issued or sold under the Registration Statement.


         If you have any questions regarding this request, please call me at
(714) 799-2393, or our counsel, Jeffrey B. Coyne, Esq. of Stradling Yocca Carlson & Rauth at (949) 725-4116.

                                        Very truly yours,

                                        FLASHCOM, INC.


                                        /s/ STEVEN R. PACELLI
                                        ----------------------------------
                                        Steven R. Pacelli
                                        Vice President and General Counsel

cc:      Robert Doherty
         Leigh P. Ryan, Esq.